Filed pursuant to Rule 433

Registration No. 333-151522

October 12, 2009

L	ast week was scarce on economic data, so the market’s	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
expectations for medium-term home price performance did
not move much from the prior week (see chart below).
UMM: $25.58 ($0.61, 2.43%)
	UMM traded a touch higher following last week’s strong S&P/	DMM: $24.19 (-$0.20, -0.83%)
Case-Shiller index release, but both MacroShares traded in tight
	ranges. Next week could be more of the same, as the release of	Implied HPA: +4.86%
key housing indicators are 2-3 weeks away.
The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 163.42 by August 2014 from 155.85 today (reflects data through July 2009).

Last week’s market movers:
	• Consumer Confidence: -45 (v. -46 prev.)	“We believe it is unlikely that the overall price adjustment seen to date is sufficient to balance supply (which is enormous) with demand . . . there is likely plenty of pain yet to come.”
• Initial Jobless Claims: 521k (v. 551k prev.)

This week’s housing market indicators:
Oct. 14 – MBA Mortgage Applications
	Oct. 15 – CPI	- Joshua Shapiro, Chief US Economist, MFR Inc.

	Source: Bloomberg	“We had not expected such big gains so soon.”

- Ian Shepherdson
Chief US Economist, High Frequency Economics

	Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009

Contacts:

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009